In regard to the Securities and Exchange Commission’s comment letter to First Blush Brands, Inc. dated October 1, 2010, regarding File:000-52685, we are requesting a ten business day extension for our response due to the number of comments in the letter.

Date: October 14, 2010

First Blush Brands, Inc.

/s/ Barrett Carrere

Barrett Carrere, Chief Financial Officer and Secretary (principal executive and financial officer)